China Cord Blood Corporation Reports Financial Results

for the Second Quarter and First Half of Fiscal 2014

2Q14 New Subscribers Reached 15,928

2Q14 Revenue Up 10.3% YOY to RMB141.6 Million

2Q14 Operating Income Up 19.7% YOY to RMB56.3 Million

Conference Call to be Held November 15, 2013 at 8:00 a.m. ET

HONG KONG, China, November 14, 2013 -- China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced its preliminary unaudited financial results for the second quarter and first half of fiscal year 2014, which ended September 30, 2013.

Second Quarter of Fiscal 2014 Highlights

•	Revenues for the second quarter of fiscal 2014 increased by 10.3% to RMB141.6 million ($23.1 million) from RMB128.5 million in the prior year period.
•	New subscriber sign-ups and accumulated subscriber base were 15,928 and 343,170, respectively.
•	Gross profit increased by 12.7% to RMB114.3 million ($18.7 million) from RMB101.4 million in the prior year period.
•	Gross margin was 80.7%, compared to 78.9% in the prior year period.
•	Operating income increased by 19.7% to RMB56.3 million ($9.2 million) from RMB47.0 million in the prior year period.
•	Interest expense amounted to RMB16.5 million ($2.7 million), which was largely attributable to the convertible notes issued to KKR China Healthcare Investment Limited (“KKR”) and Golden Meditech Holdings Limited (“Golden Meditech”).
•	Net income attributable to the Company’s shareholders increased by 0.8% to RMB24.9 million ($4.1 million) from RMB24.7 million in the prior year period, after taking into account higher income tax expense in the second quarter.
•	Operating cash flow for the quarter amounted to RMB121.0 million ($19.8 million), after taking into account the coupon payment made to the Company’s convertible note holder.

First Half of Fiscal 2014 Highlights

•	Revenues for the first half of fiscal 2014 increased by 10.9% to RMB270.4 million ($44.2 million) from RMB243.8 million in the prior year period.
•	New subscriber sign-up reached 31,188 and accumulated subscriber base expanded to 343,170.
•	Gross profit increased by 13.6% to RMB218.5 million ($35.7 million) from RMB192.3 million in the prior year period.
•	Operating income increased by 11.7% to RMB102.2 million ($16.7 million) from RMB91.4 million in the prior year period.
•	Interest expense amounted to RMB31.2 million ($5.1 million), compared to RMB24.3 million in the prior year period.
•	Net income attributable to the Company’s shareholders amounted to RMB57.8 million ($9.4 million), compared to RMB55.8 million in the prior year period.
•	Operating cash flow for the first half of fiscal 2014 was RMB229.6 million ($37.5 million), after taking into account the coupon payment made to the Company’s convertible note holders.

“We are glad that our second quarter performance continued to track management’s expectations with moderate sequential growth in new subscriber numbers, as the overall markets began to transition away from the Dragon year after-effect. During the second quarter, we continued to build brand awareness and emphasize service quality in our business. This aligns with our premium pricing initiative, backed by our AABB accreditation, that began in April this year,” stated Ms. Ting Zheng, Chief Executive Officer of China Cord Blood Corporation.

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Summary – The Second Quarter and First Half Ended September 30, 2012 and 2013

	Three Months Ended September 30,			Six Months Ended September 30,
	2012	2013		2012	2013
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Revenues	128,462	141,635	23,143	243,792	270,356	44,176
Gross Profit	101,405	114,275	18,672	192,346	218,504	35,703
Operating Income	47,044	56,290	9,198	91,442	102,170	16,694
Net Income Attributable to the Company’s Shareholders	24,695	24,904	4,069	55,788	57,810	9,446
Earnings per Ordinary Shares – Basic[1] and Diluted (RMB/US$)	0.34	0.33	0.05	0.75	0.73	0.12

Revenue Breakdown (%)
Processing Fees	76.4%	71.6%		75.9%	70.6%
Storage Fees	23.6%	28.4%		24.1%	29.4%

New Subscribers (persons)	18,491	15,928		34,951	31,188
Total Accumulated Subscribers (persons)	274,705	343,170		274,705	343,170

Summary – Selected Cash Flow Statement Items

	Three Months Ended		Six Months Ended
	September 30, 2013		September 30, 2013
(in thousands)	RMB	US$	RMB	US$
Net cash provided by operating activities	120,969	19,766	229,623	37,521
Net cash used in investing activities	(17,531)	(2,865)	(56,891)	(9,296)
Net cash provided by financing activities	5,578	911	2,336	381

Second Quarter of Fiscal 2014 Financial Results

REVENUES. Revenues increased by 10.3% to RMB141.6 million ($23.1 million) in the second quarter of fiscal 2014 from RMB128.5 million in the prior year period, driven mainly by higher pricing implemented since the previous quarter and the expansion in the Company’s accumulated subscriber base, overcoming the year-over-year declines in new subscriber numbers due to the Dragon year after-effect.

Revenues generated from storage fees increased to RMB40.2 million ($6.6 million), up 32.7% from RMB30.3 million in the prior year period. Because of the increased accumulated subscriber base, revenue from storage fees accounted for 28.4% of total revenues, compared to 23.6% in the prior year period.

Revenues generated from processing fees in this quarter were RMB101.4 million ($16.5 million), up modestly from RMB98.2 million in the prior year period as pricing increases countered the impact of year-over-year declines in new subscriber numbers. 15,928 new subscriber sign-ups were recorded during the second quarter of fiscal 2014, representing a 13.9% year-over-year decrease but a 4.4% sequential increase. Revenues generated from processing fees accounted for 71.6% of total revenues, compared to 76.4% in the prior year period.

1 The terms of the convertible notes issued to KKR and Golden Meditech provide each party with the ability to participate in any excess cash dividend. Therefore, the calculation of basic EPS has taken into consideration the effect of such participating rights of RMB0.01($0.002) and RMB0.06($0.01) for the three months and six months ended September 30, 2013, respectively.

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GROSS PROFIT. Gross profit for the second quarter of fiscal 2014 increased by 12.7% to RMB114.3 million ($18.7 million) from RMB101.4 million in the prior year period, as the benefits of economies of scale and higher price levels outweighed higher raw material costs. Gross margin was 80.7%, compared to 78.9% in the prior year period.

OPERATING INCOME. Operating income for the second quarter increased 19.7% to RMB56.3 million ($9.2 million) compared to RMB47.0 million in the prior year period. Operating margin improved to 39.7% from 36.6% in the prior year period as a result of higher gross margin and effective cost controls. Depreciation and amortization expenses for the second quarter were RMB8.7 million ($1.4 million), compared to RMB8.3 million in the prior year period.

Research and Development Expenses. Research and development expenses, which have been stable in the last few quarters, were RMB2.3 million ($0.4 million).

Sales and Marketing Expenses. Sales and marketing expenses for the second quarter amounted to RMB27.6 million ($4.5 million), compared to RMB23.5 million in the prior year period. The increase in sales and marketing expenses continued to correlate with the increase in revenue. Aside from higher staff costs, additional expenses were incurred for the marketing effort in preparation for the large scale Zhejiang market launch. However, management continued to monitor sales and marketing expenses and maintained consistent level of cost efficiency through cost cutting and prudent spending. As a result, sales and marketing expenses as a percentage of revenue decreased to 19.5% of revenues from 22.1% in the first quarter of the current fiscal year.

General and Administrative Expenses. General and administrative expenses were stable at RMB28.0 million ($4.6 million), compared to RMB29.0 million in the prior year period and RMB27.4 million in the first quarter of fiscal 2014. As a percentage of revenue, general and administrative expenses decreased to 19.8% compared to 22.6% in the prior year period and 21.3% in the first quarter of fiscal 2014.

OTHER INCOME AND EXPENSES

Interest Expense. Interest expense increased to RMB16.5 million ($2.7 million) from RMB14.1 million in the prior year period. The increase was largely attributable to the convertible note issued to Golden Meditech in the third quarter of fiscal 2013, offset in part by the capitalization of interest expense for the Company’s in-progress construction of new facilities. Interest expense capitalized in the second quarter of fiscal 2014 amounted to RMB6.8 million ($1.1 million). No interest expense was capitalized in the prior year period.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. As the increase in income before tax was partially eroded by the increase in income tax expense, net income attributable to the Company’s shareholders for the second quarter of fiscal 2014 increased by 0.8% to RMB24.9 million ($4.1 million) from RMB24.7 million in the prior year period. Net margin for the second quarter of fiscal 2014 was 17.6%.

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EARNINGS PER SHARE. The terms of the convertible notes issued to KKR and Golden Meditech provide each party with the ability to participate in any Excess Cash Dividend2. Therefore, the calculation of basic and diluted EPS has taken into consideration the effect of such participating rights of RMB0.01 ($0.002). Basic and diluted earnings per ordinary share for the second quarter of fiscal 2014 were RMB0.33 ($0.05).

LIQUIDITY. As of September 30, 2013, the Company had cash and cash equivalents of RMB1,669.4 million ($272.8 million) compared to RMB1,494.1 million as of March 31, 2013. The Company had total debt of RMB814.8 million ($133.1 million) as of September 30, 2013. Operating cash flow for the quarter amounted to RMB121.0 million ($19.8 million), after taking into account the coupon payment made to the Company’s convertible note holder.

Ms. Zheng concluded, “The management continued to closely monitor the market impact of our upward pricing adjustment, and we are encouraged by the improvement in the number of new subscriber sign-ups which suggests the market has slowly adapted to the new pricing levels.  At the same time, our capacity expansion in Guangdong and new facility development in Zhejiang are both well under way.  With the new facilities coming on-line by the end of the current fiscal year, we will be able to truly flex our marketing muscle and further penetrate the Guangdong market and the largely untapped Zhejiang market.”

First Half of Fiscal 2014 Financial Results

For the first half of fiscal year 2014, total revenues increased by 10.9% to RMB270.4 million ($44.2 million) from RMB243.8 million in the prior year period. The increase was largely attributable to the implementation of the Company’s new service pricing and the expansion of the Company’s accumulated subscriber base to 343,170 subscribers, which partially offset the decrease in new subscriber numbers. Revenues from processing fees and storage fees grew by 3.1% and 35.4%, respectively. Gross profit increased by 13.6% to RMB218.5 million ($35.7 million) from RMB192.3 million in the prior year period. Operating income increased by 11.7% to RMB102.2 million ($16.7 million) from RMB91.4 million in the prior year period. Net income attributable to the Company’s shareholders amounted to RMB57.8 million ($9.4 million). Basic and diluted earnings per share attributable to ordinary shares were RMB0.73 ($0.12). Net cash provided by operating activities in the first half of fiscal 2014 was RMB229.6 million ($37.5 million).

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Friday, November 15, 2013 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties may access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for three weeks at the same URL link above. Listeners may also access the call by dialing 1-631-514-2526 or 1-855-298-3404 for US callers or +852-5808-3202 for Hong Kong callers, access code: 5266601.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

2 “Excess Cash Dividend” means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% in such financial year divided by the number of shares into which the note is convertible at the conversion price then in effect on the relevant record date.

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Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; compliance with restrictive debt covenants under our senior convertible notes; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending September 30, 2013 were made at the noon buying rate of RMB6.1200 to $1.00 on September 30, 2013 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

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For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

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EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2013

	March 31,	September 30,
	2013	2013
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	1,494,099	1,669,380	272,775
Accounts receivable, less allowance for doubtful accounts
(March 31, 2013: RMB14,112; September 30, 2013: RMB16,082)	73,076	80,559	13,163
Inventories	10,265	16,832	2,751
Prepaid expenses and other receivables	11,602	14,844	2,425
Debt issuance costs	3,678	3,606	589
Deferred tax assets	5,454	5,985	978
Total current assets	1,598,174	1,791,206	292,681
Property, plant and equipment, net	468,272	520,169	84,995
Non-current prepayments	212,633	208,188	34,018
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2013: RMB36,361; September 30, 2013: RMB38,346)	249,370	236,064	38,572
Inventories	39,730	42,933	7,015
Intangible assets, net	125,170	122,860	20,075
Available-for-sale equity securities	88,404	169,699	27,729
Other investment	189,129	189,129	30,903
Debt issuance costs	11,667	9,630	1,574
Deferred tax assets	3,727	1,114	182
Total assets	2,986,276	3,290,992	537,744

LIABILITIES
Current liabilities
Bank loan	50,000	60,000	9,804
Accounts payable	9,890	8,779	1,434
Accrued expenses and other payables	84,006	64,942	10,611
Deferred revenue	172,328	181,428	29,645
Amounts due to related parties	11,241	720	118
Income tax payable	4,983	2,206	360
Deferred tax liabilities	-	1,300	212
Total current liabilities	332,448	319,375	52,184
Convertible notes	751,781	754,807	123,334
Non-current deferred revenue	530,258	665,226	108,697
Other non-current liabilities	107,158	133,954	21,888
Deferred tax liabilities	23,168	24,938	4,075
Total liabilities	1,744,813	1,898,300	310,178

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EXHIBIT 1 (continued)

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2013 - (continued)

	March 31,	September 30,
	2013	2013
	RMB	RMB	US$
	(in thousands except share data)

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- - US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued, and 73,003,248 shares outstanding as of March 31, 2013 and September 30, 2013, respectively	50	50	8
Additional paid-in capital	798,221	798,221	130,429
Treasury stock, at cost (March 31, 2013 and September 30, 2013: 136,899 shares, respectively)	(2,815)	(2,815)	(460)
Accumulated other comprehensive income	18,256	111,408	18,204
Retained earnings	423,420	481,230	78,633
Total equity attributable to China Cord Blood Corporation	1,237,132	1,388,094	226,814
Non-controlling interests	4,331	4,598	752
Total equity	1,241,463	1,392,692	227,566
Total liabilities and equity	2,986,276	3,290,992	537,744

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EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Six Months ended September 30, 2012 and 2013

	Three months ended September 30,			Six months ended September 30,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except share data)

Revenues	128,462	141,635	23,143	243,792	270,356	44,176
Direct costs	(27,057)	(27,360)	(4,471)	(51,446)	(51,852)	(8,473)
Gross profit	101,405	114,275	18,672	192,346	218,504	35,703
Operating expenses
Research and development	(1,860)	(2,310)	(377)	(4,123)	(4,833)	(790)
Sales and marketing	(23,517)	(27,633)	(4,515)	(42,737)	(56,057)	(9,160)
General and administrative	(28,984)	(28,042)	(4,582)	(54,044)	(55,444)	(9,059)
Total operating expenses	(54,361)	(57,985)	(9,474)	(100,904)	(116,334)	(19,009)
Operating income	47,044	56,290	9,198	91,442	102,170	16,694
Other expense, net
Interest income	3,859	4,312	705	7,188	8,494	1,388
Interest expense	(14,089)	(16,461)	(2,690)	(24,265)	(31,219)	(5,101)
Exchange gain/(loss)	41	69	11	51	(55)	(9)
Dividend income	-	-	-	2,420	8,722	1,425
Others	(1,002)	514	84	(766)	1,044	171
Total other expense, net	(11,191)	(11,566)	(1,890)	(15,372)	(13,014)	(2,126)
Income before income tax	35,853	44,724	7,308	76,070	89,156	14,568
Income tax expense	(8,466)	(19,706)	(3,220)	(14,801)	(31,079)	(5,078)
Net income	27,387	25,018	4,088	61,269	58,077	9,490
Income attributable to non-controlling interests	(2,692)	(114)	(19)	(5,481)	(267)	(44)
Net income attributable to China Cord Blood Corporation’s shareholders	24,695	24,904	4,069	55,788	57,810	9,446

Net income per share:
Attributable to ordinary shares
- Basic	0.34	0.33	0.05	0.75	0.73	0.12
- Diluted	0.34	0.33	0.05	0.75	0.73	0.12

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	(1,007)	2,789	456	(2,424)	9,594	1,568
- Net unrealized gain/(loss) in available-for-sale equity securities, net of nil tax	2,624	59,220	9,676	(19,950)	83,558	13,653
Comprehensive income	29,004	87,027	14,220	38,895	151,229	24,711

Comprehensive income attributable to non-controlling interests	(2,672)	(114)	(19)	(5,459)	(267)	(44)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	26,332	86,913	14,201	33,436	150,962	24,667

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